FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item
1	Announcement of results of tender offers (European).
2	Announcement of results of tender offers (American).

TRANSLATION FROM ORIGINAL SPANISH VERSION

MATERIAL FACT

ANNOUNCEMENT OF RESULTS OF TENDER OFFERS

On 6 March 2013, Banco Santander, S.A. (Banco Santander) invited holders of the securities set out in the following table (the European Securities) to tender any or all of their European Securities for purchase by Banco Santander for cash (each such invitation an Offer and, together, the Offers) and announced such Offer on that date by means of material fact (hecho relevante) number 183400.

Banco Santander announces the final aggregate principal amount of each Series accepted for purchase as set out below (the Final Aggregate Principal Amount Accepted for Purchase). All European Securities validly submitted in the Offers have been accepted.

In addition to the Purchase Price, Banco Santander will pay an amount equal to the accrued and unpaid interest in respect of the European Securities accepted for purchase, from (and including) the immediately preceding interest payment date for such European Securities to (but excluding) the Settlement Date.

The Settlement Date will be 19 March 2013.

European Securities

Series	Issuer	European Securities	ISIN	Purchase Price	Final Aggregate Principal Amount Accepted for Purchase

1.	Santander Issuances, S.A. Unipersonal	Series 13 €1,500,000,000 Callable Subordinated Step-Up Floating Rate Instruments due 2017	XS0291652203	88%	EUR 1,950,000

2.	Santander Issuances, S.A. Unipersonal	Series 9 €550,000,000 Callable Subordinated Step-Up Floating Rate Instruments due 2017	XS0261717416	87.5%	EUR 3,500,000

3.	Santander Issuances, S.A. Unipersonal	Series 18 €1,500,000,000 Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2017	XS0327533617	88.5%	EUR 64,400,000

4.	Santander Issuances, S.A. Unipersonal	Series 11 £300,000,000 Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2018	XS0284633327	85.5%	GBP 15,710,000

Series	Issuer	European Securities	ISIN	Purchase Price	Final Aggregate Principal Amount Accepted for Purchase

5.	Santander Issuances, S.A. Unipersonal	Series 5 €500,000,000 Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2018	XS0255291626	83%	EUR 1,050,000

6.	Santander Issuances, S.A. Unipersonal	Series 14 €500,000,000 Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2019	XS0301810262	84%	EUR 10,700,000

7.	Santander Issuances, S.A. Unipersonal	Series 23 €449,250,000 Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2019	XS0440402393	101%	EUR 39,750,000

8.	Santander Issuances, S.A. Unipersonal	Series 24 £843,350,000 Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2019	XS0440403797	103%	GBP 119,200,000

9.	Santander Issuances, S.A. Unipersonal	Series 10 £300,000,000 Callable Subordinated Step-Up Fixed to Floating Rate Instruments due 2017	XS0261787898	86%	GBP 650,000

10.	Santander Issuances, S.A. Unipersonal	Series 19 £800,000,000 Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2017	XS0327310669	89%	GBP 43,300,000

11.	Santander Issuances, S.A. Unipersonal	Series 16 €102,000,000 Subordinated Floating Rate Instruments due 2018	XS0307566496	68%	EUR 0

12.	Santander Issuances, S.A. Unipersonal	Series 12 €585,000,000 Subordinated Floating Rate Instruments due 2019	XS0285087192	65%	EUR 800,000

13.	Santander Issuances, S.A. Unipersonal	Series 15 €114,000,000 Subordinated Floating Rate Instruments due 2022	XS0307473214	60%	EUR 0

14.	Santander Issuances, S.A. Unipersonal	Series 17 €25,000,000 Subordinated Floating Rate Instruments due 2022	XS0309495959	60%	EUR 0

15.	Santander Perpetual, S.A. Unipersonal	€750,000,000 Guaranteed Perpetual Step-Up Subordinated Notes	XS0206920141	75%	EUR 18,069,000

Boadilla del Monte (Madrid), March 14, 2013

TRANSLATION FROM ORIGINAL SPANISH VERSION

MATERIAL FACT

ANNOUNCEMENT OF RESULTS OF TENDER OFFERS

On 6 March 2013, Banco Santander, S.A. (Banco Santander) invited holders of the securities set out in the following table (the American Securities) to tender any or all of their American Securities for purchase by Banco Santander for cash (each such invitation an Offer and, together, the Offers) and announced such Offer on that date by means of material fact (hecho relevante) number 183403.

Banco Santander announces the final aggregate principal amount of the American Securities accepted for purchase as set out below (the Final Aggregate Principal Amount Accepted for Purchase). All American Securities validly submitted in the Offers have been accepted.

In addition to the Purchase Price, Banco Santander will pay an amount equal to the accrued and unpaid interest in respect of the American Securities accepted for purchase up to, but not including, the Settlement Date.

The Settlement Date will be 19 March 2013.

American Securities

Series	Issuer	American Securities	ISIN	Purchase Price	Final Aggregate Principal Amount Accepted for Purchase

1.	Santander Issuances, S.A. Unipersonal	Serie 22 USD257,500,000 Fixed-to-Floating Callable Subordinated Notes due 2019	US80281TAD00 (144A) and USE8682YAS75 (Regulation S)	102%	USD 26,600,000

Boadilla del Monte (Madrid), March 14, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 14, 2013	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President